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                              August 3, 2021

       Johanna Cronin
       Manager of StartEngine Assets LLC
       StartEngine Collectibles Fund I LLC
       9900 Culver Boulevard
       Culver City, CA 90232

                                                        Re: StartEngine
Collectibles Fund I LLC
                                                            Amendment No. 2 to
Offering Statement on Form 1-A
                                                            Filed July 22, 2021
                                                            File No. 024-11416

       Dear Ms. Cronin:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 23, 2021 letter.

       Amendment No. 2 to Offering Statement on Form 1-A

       Offering Circular Cover Page, page 2

   1. We note your disclosure that "[t]he company may undertake one or more closings on a rolling basis. After
each closing, funds tendered by investors will be made available to the relevant series. After
the initial closing of an offering in a series, we expect to hold closings on at least a
monthly basis." Please clarify how you will effect multiple closings for a series offering,
considering your disclosure in the table on page 3 that your minimum and maximum for each
series offering is the same number of shares.
 Johanna Cronin
FirstName
StartEngineLastNameJohanna
            Collectibles Fund Cronin
                              I LLC
Comapany
August     NameStartEngine Collectibles Fund I LLC
       3, 2021
August
Page 2 3, 2021 Page 2
FirstName LastName
The Underlying Assets, page 30

2. Please amend your disclosure to clarify whether the Asset Manager of each series has entered into a purchase agreement with the sellers of the underlying assets. In this regard, we note your disclosure that each series intends to purchase the asset from your Asset
         Manager, but it is unclear whether your Asset Manager has purchased the assets underlying each series.
      Please contact Katherine Bagley at (202) 551-2545 or Dietrich King at
(202) 551-
8071 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services
cc:      Jamie Ostrow